Exhibit 99.1

Focus Media Announces Dividend Policy:
Approximately 25% of Annual Non-GAAP Net Income to be Paid as Recurring Dividend
and Additional 30% of Non-GAAP Net Income to be Reserved for Annual Dividend or Share Repurchase

SHANGHAI, CHINA, January 10, 2012 – Focus Media Holding Limited (Nasdaq: FMCN) today announced that the Company is implementing a policy starting from 2012 to issue a recurring dividend with payments expected to equal approximately 25% of its annual non-GAAP net income of the preceding fiscal year. The dividends will be paid out on a quarterly basis in the calendar year to shareholders of record as of March 31, June 30, September 30 and December 31 respectively. The dividend payments will commence in 2012 in respect of Focus Media’s non-GAAP net income for 2011.

Starting from 2012, the Company will also reserve up to an additional 30% of its annual non-GAAP net income of the preceding fiscal year as funds that may be used, at the Company’s discretion, to increase the dividend payment or the size of the Company’s share repurchase program in effect at that time. The dividend and share repurchase fund policies will be reviewed by the board and management on an annual basis.

“The establishment of a policy of offering up to 55% annual non-GAAP net income payout either directly to our shareholders or through repurchases that will be accretive to shareholder value going forward reflects our confidence in the Company’s business model and its ability to generate free cash flow on a sustained basis,” said Jason Jiang, Chairman and CEO of Focus Media. “We are taking this action as a part of Focus Media’s ongoing commitment to increase shareholders’ return on equity.” Jason Jiang further remarked, “We have since the inception of our share repurchase program in 2010 repurchased over $400 million of stock. It is in our deep belief that protecting shareholders’ interests and maximizing shareholder value should always be our top priority and the establishment of this dividend and reserve policy reflects our continued pursuit of this agenda.”

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Focus Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Focus Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, F-3 and 20-F, in each case as amended. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

This release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

ABOUT FOCUS MEDIA HOLDING LIMITED

Focus Media Holding Limited (Nasdaq: FMCN) operates China’s largest lifestyle targeted interactive digital media network. The Company offers one of the most comprehensive targeted interactive digital media platforms aimed at Chinese consumers at various urban locations. The increasingly fragmented and mobile lifestyle of Chinese urban consumers has created the need for more efficient media means to capture consumer attention. Focus Media’s mission is to build an increasingly comprehensive and measurable interactive urban media network that reaches consumers at various out-of-home locations.

Investor and Media contact:

Jing Lu
Tel: +86 21 22164155
Email: ir@focusmedia.cn